UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

1. Name Change

On November 11, 2019, the Board of Directors of the Registrant approved to change the Registrant’s name from China Lending Corporation to Roan Holdings Group Co., Ltd. On November 27, 2019, the BVI Registrar of Corporate Affairs issued the certificate of change of name to the Registrant, a BVI company. The Registrant changed its name because of the transition of its main business from lending to asset management, supplier chain financing and business factoring.

On December 13, 2019, the Registrant filed with the Financial Industry Regulatory Authority (“FINRA”) to change the ticker symbols of its ordinary shares and warrants. Upon approval, the Registrant will make further disclosure.

2. Amendment of Memorandum and Articles of Association

On December 6, 2019, the Board passed a resolution to amend the Registrant’s Memorandum and Articles of Association (the “M&A”) to (a) create a new class of shares, to be designated the Class B Preferred Shares, and (b) amend the rights of the existing Class A Preferred Shares (as defined in the M&A) to allow for the new Class B Preferred Shares to rank senior to the Class A Preferred Shares on a liquidation of the Registrant. On December 16, 2019, a meeting of the Class A Members was held at Urumqi, Xinjiang, China. The meeting approved the amendment of the M&A accordingly. The Registrant has filed the amended M&A to the BVI Registry of Corporate Affairs on December 20, 2019. A copy of the amended M&A is attached as Exhibit 3.1.

3. Co-Chair of the Board

On December 15, 2019, the Board passed a resolution to elect Zhigang Liu, the CEO and a director of the Registrant, as the Co-Chair of the Board. The Board also appointed Zhigang Liu as its sole representative with authority to execute documents on behalf of the Registrant when such execution is approved by the Board and revoked any previously granted authority from all persons other than Zhigang Liu to execute documents on behalf of the Registrant when execution is approved by the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: December 27, 2019	By:	/s/ Zhigang Liu
	Name:	Zhigang Liu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association

3